

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

October 4, 2016

Neal S. Harmon
Chief Executive Officer
VidAngel, Inc.
249 N. University Ave.
Provo, UT 84601

> **Re: VidAngel, Inc.**
> **Amendment No. 2 to**
> **Offering Statement on Form 1-A**
> **Filed September 22, 2016**
> **File No. 024-10596**

Dear Mr. Harmon:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 8, 2016 letter.

<u>General</u>

1. Please revise your filing to include updated financial statements as required by Part F/S (b)(3)(C) of Form 1-A.

Part II

Summary, page 1

2. We note your response to our prior comment 4 and reissue in part. Please revise to discuss the Disney Litigation in greater detail so investors can appreciate the litigation and the potential impact on your business and operations going forward.

You may contact Patrick Kuhn at (202) 551-3308 or Jean Yu, Assistant Chief Accountant, at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Adams at (202) 551-3191 or me at (202) 551-3680 with any other questions.

Sincerely,

/s/ Donald E. Field

Donald E. Field
Attorney-Adviser
Office of Transportation and Leisure

cc: Pamela Catania
       Kaplan Voekler Cunningham & Frank PLC